FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1  Director Shareholding dated 23 September 2003
Exhibit No. 2  Directorate Change dated 26 September 2003

Exhibit No. 1

September 23, 2003

Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

The three year performance period for the conditional awards of shares made on September 22, 2000 under the Hanson Long Term Incentive Plan (the "LTIP"), ended on September 21, 2003.

The conditional awards of shares made on September 22, 2000 vested on a sliding scale depending on Hanson's total shareholder return ("TSR") over a three year performance period, compared to the members of a comparator group of international building materials companies. Hanson's TSR for this performance period ranked below 50% of the members of the comparator group and, therefore, in accordance with the performance criteria none of the shares subject to the awards vested on September 22, 2003.

As a result the interests in conditional awards of 79,821, 57,890 and 59,712 Hanson ordinary shares held respectively by A J Murray, J C Nicholls and G Dransfield, directors of the Company, under this award lapsed on September 22, 2003, not having vested.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

September 26, 2003

Hanson PLC announces appointment of a new Non-executive Director

Hanson PLC, the international building materials company, announces that Sam Laidlaw has been appointed a Non-executive Director with effect from October 1, 2003.

Mr Laidlaw (47) is Executive Vice President for Chevron Texaco Corporation and is a member of its executive committee.

Previous roles include that of Chief Executive Officer of Enterprise Oil plc (2001-2002) and President and Chief Operating Officer of Amerada Hess Corp (1995-2001).

Inquiries:               Justin Read
                              Hanson PLC
                              Tel: +44 (0) 20 7245 1245

Notes:

  Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal products are bricks and concrete roof tiles and its operations are in North America, the UK, Continental Europe, Australia and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
  High-resolution Hanson images are available to download from the media centre on Hanson's website and from www.newscast.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 1, 2003